KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com



June 17, 2003



BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

PROCESSED SUPPL
JUN 24 2003
THOMSON FINANCIAL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's June 16, 2003 press release discussing the Company's Bond Offering and Listing on the Premier Marché of Paris S.A. -- Euronext.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.




LAGARDERE



Press Release

BOND OFFERING AND LISTING ON THE *PREMIER MARCHÉ* OF PARIS S.A. – EURONEXT

NEW BOND OFFERING BY LAGARDERE SCA:

Approval by the COB n° 03-570 dated June 12, 2003
Issue: 100 000 000 euros with the possibility to increase to a maximum of 125 000 000 euros
Issue price: 100,999% (1 009,99 euros per Bond)
Closing Date: July 10, 2003
Maturity Date: July 10, 2013
Interest Rate of Return: 4,62%

ISSUER:

LAGARDERE SCA, incorporated in the Republic of France as a *Société en Commandite par Actions* with a capital of 849 229 824,40 euros. Headquarters: 4 rue de Presbourg, 75016 Paris 320 366 446 R.C.S. Paris.

PURPOSE OF THE OFFERING:

The purpose of this offering is to enable Lagardère to diversify its various financial resources and to extend their maturity through a product that is attractive and original. In fact, this is the first bond issue of this type issued by a private industrial group in France since a long time.

This issue offers the group the opportunity to address itself to an investor base which constitutes in other respects the base of its individual shareholders, to whom the group is very attached.

THE OFFERING:

The General Shareholders Meeting of May 12, 2001 authorized the management to proceed with a bond offering.
The bondholders have the option to hold bearer bonds or bonds registered with the company. The offering expects to issue 100 000 bonds with the possibility to increase to a maximum of 125 000 bonds. The gross proceeds from this offering for a nominal amount of 100 000 000 euros will be 100 999 000 euros.
Date of offering: July 10, 2003
Denomination: 1 000 euros
Interest Rate p.a.: 4,75%
Option to increase offering: 25 000 bonds

CONDITIONS TO THE OFFERING:

Registration in France will be received within the limit of the available bonds through Crédit Lyonnais.

CALENDAR OF THE OPERATION:

The offering will be open to the public from June 16, 2003 for a period of 3 weeks and can be closed without advance notice.
Issue Date: July 10, 2003

LISTING:

July 10, 2003, on the *Premier Marché* Paris S.A. Euronext with the code FR0000476061.

OTHER INFORMATION:

The offering will take place only in France within the limit of the bonds available and under the governing laws of France.

FINANCE INTERMEDIARIES:

The bond agent will be Euro Emetteur Finance.

INVESTORS CONTACT AND OFFERING CIRCULAR:

At the retail offices of Crédit Lyonnais or at the Information to shareholders and public department of Lagardère SCA. Tel: +33.1.40.69.20.73.

Paris, June 16, 2003